

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

February 12, 2007

Via US Mail and facsimile (312) 621-6646

Mr. Robert C. Lyons
Vice President and Chief Financial Officer
GATX Financial Corporation
500 West Monroe Street
Chicago, IL 60661

Re: GATX Financial Corporation ("GATX")
        File No.: 001-08319

Dear Mr. Lyons:

        This letter is in response to your January 12, 2007 letter requesting that the staff reconsider the conclusions made in its December 7, 2006 letter denying GATX relief from including the separate financial statements of CL Air and Pembroke, two unconsolidated equity investments, in its 2005 annual report on Form 10-K as required by Rule 3-09 of Regulation S-X. We note that your initial request was the result of staff comments on your Form 10-K for the year ended December 31, 2005. This letter is also in response to your February 9, 2007 letter requesting a waiver from including the same financial statements in your Forms 10-K for the years ending December 31, 2006 and 2007.

        After considering the additional information provided in your letter, we still are unable to grant your request to waive the requirement to include the separate audited financial statements of CL Air and Pembroke from your Form 10-K for the year ended December 31, 2005 as required by Rule 3-09 of Regulation S-X. However, we will not object if you exclude these financial statements from your Forms 10-K for the years ending December 31, 2006 and 2007.

        The staff's conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

                                        Sincerely,

                                        Steven Jacobs
                                        Associate Chief Accountant